Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

	Twelve Months Ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Income from continuing Operations	$235,218	$225,803	$236,563	$327,367	$302,332
Income Taxes	128,857	102,473	152,145	213,535	194,200
Fixed Charges	227,135	235,407	219,178	211,958	202,804

Total	$591,210	$563,683	$607,886	$752,860	$699,336

Fixed Charges:
Interest Expense	$195,859	$204,339	$187,039	$175,822	$166,447
Estimated Interest Portion of Annual Rents	31,276	31,068	32,139	36,136	36,357

Total Fixed Charges	$227,135	$235,407	$219,178	$211,958	$202,804

Ratio of Earnings to Fixed Charges (rounded down)	2.60	2.39	2.77	3.55	3.44